Exhibit 99.1

JinkoSolar Announces First Quarter 2021 Financial Results

SHANGRAO, China, June 25, 2021 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Business Highlights

•	Sharp rise in the price of polysilicon has driven up the price of modules, which has affected the downstream demand in the short term.

•	The lower demand has kept the materials’ prices from rising further; as the prices of polysilicon stabilize, downstream demand is expected to resume in the second half of the year.

•	Our proportion of distributed generation market is gradually increasing, and we enjoy the price premium in this market, especially in regions where we have high brand awareness and reputation.

•	We are providing system integration and technical services to energy storage clients in connection with their residential, industrial and commercial projects; we also provide utility-scale PV energy storage systems to these clients.

•	We are technologically advanced in the development of N-type cell and has become the industry benchmark in terms of lab efficiency, mass production efficiency and cost control.

•	We have entered into a strategic investment agreement with Inner Mongolia Xinte Silicon Materials Co.,Ltd. recently to secure our polysilicon material supply.

•	We entered into a strategic cooperation agreement with China COSCO Shipping Corporation, which will help us provide customers with long-term, high-quality transportation solutions.

First Quarter 2021 Operational and Financial Highlights

•	Quarterly shipments were 5,354 MW (4,562 MW for solar modules, 792 MW for cells and wafers), solar module shipments up 33.7% year over year.
•	Total revenues were RMB7.94 billion (US$1.21 billion), down 6.4% (or up 9.0% excluding the impact from the disposal of solar power plants in Mexico in the first quarter of 2020) year over year.
•	Gross profit was RMB1.36 billion (US$207.3 million), down 18.0% year over year.
•	Gross margin was 17.1%, compared with 16.0% in Q4 2020 and 19.5% in Q1 2020.
•	Net income was RMB221.1 million (US$33.7 million), down 21.7% year over year.
•	Non-GAAP net income was RMB49.3 million (US$7.5 million), down 78.3% year over year.
•	Basic and diluted earnings/(loss) per share were RMB1.16 (US$0.18) and RMB (0.90) (US$(0.14)), respectively. Basic and diluted earnings per ADS were RMB4.64 (US$0.71) and RMB (3.61) (US$ (0.55)), respectively.
•	Non-GAAP basic and diluted earnings per share were RMB0.26 (US$0.04) and RMB0.24 (US$0.04), respectively. Non-GAAP basic and diluted earnings per ADS were RMB1.04 (US$0.16) and RMB0.96 (US$0.15), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board of Directors and Chief Executive Officer, commented, “In the first quarter of 2021, our strategy was to carefully manage our supply chain as volatility continued to increase prices of raw materials quarter-over-quarter. As macroeconomic conditions continued to raise commodity prices, we remained flexible and focused on manufacturing process improvements to ease pressure on costs. Gross margin for the second quarter is expected to be in the range of 12% to 15%. Full year 2021 shipments (including solar wafers, cells and modules) are expected to be in the range of 25GW to 30GW. Taking into account this year's supply chain and market conditions, we have adjusted our capacity expansion plan. By the end of 2021, we expect our in-house annual production capacity of monocrystalline silicon wafers, high efficiency solar cells and modules to reach 30GW, 24 GW and 32 GW, respectively.”

“During the first quarter, the imbalance between polysilicon supply and strong downstream demand as well as many other factors continued to increase module prices on top of many factors, but we believe this the impact on downstream customers is temporary. The lower demand has kept the prices from rising; as the prices of polysilicon stabilize, downstream demand is expected to resume in the second half of the year, with the present polysilicon supply chain sufficient to support 160GW of installations this year and 210GW of installations in 2022.”

•	“Recently, we have strategically invested in Xinte Energy to secure the stability of polysilicon material supply in anticipation of our future shipments growth. At the same time, we signed a strategic cooperation agreement with China COSCO Shipping Corporation, which will enable us to provide customers with long-term, high-quality transportation solutions.”

“As an integrated manufacturer, we have the ability to adjust production volumes and shipment structure according to prevailing market conditions and reduce the impact of price volatility on our profitability. Despite rising material costs, integrated production companies with advanced technologies have first-mover advantages and relatively stable economic benefits as the industry continues to consolidate globally.”

“JinkoSolar’s long-term commitment to R&D has enabled it to continue to launch industry leading products. We have also completed the construction of a high-efficiency laminated perovskite cell technology platform that is expected to reach a breakthrough cell conversion efficiency of over 30% within the year. We will continue to innovate and develop solar-plus solutions and promote technical and process improvements to further increase our product competitiveness.”

“In the near term, we will continue to leverage our production flexibility to optimize orders according to project type and scale, as well as increase resources to meet the needs for distributed generation markets. We remain optimistic about the overall market demand and are confident to increase our market share by continuously delivering clean energy solutions and sophisticated products and services to our clients worldwide.”

First Quarter 2021 Financial Results

Total Revenues

Total revenues in the first quarter of 2021 were RMB7.94 billion (US$1.21 billion), a decrease of 15.7% from RMB9.42 billion in the fourth quarter of 2020 and a decrease of 6.4% from RMB 8.48 billion in the first quarter of 2020 (an increase of 9.0% from RMB7.29 billion if excluding the impact from the disposal of two solar power plants in Mexico in the amount of RMB1.20 billion in the first quarter of 2020). The sequential decrease was mainly attributable to a decrease in the shipment of solar modules partially offset by a rise in the average selling price of solar modules. Excluding the impact from the disposal of two solar power plants in Mexico in the first quarter of 2020, the year-over-year increase was mainly attributable to an increase in the shipment of solar modules partially offset by a decrease in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2021 was RMB1.36 billion (US$207.3 million), compared with RMB1.51 billion in the fourth quarter of 2020 and RMB1.66 billion in the first quarter of 2020.

Gross margin was 17.1% in the first quarter of 2021, compared with 16.0% in the fourth quarter of 2020 and 19.5% in the first quarter of 2020. The sequential increase was mainly attributable to a rise in the average selling price of modules partially offset by an increase in the cost of raw materials. The year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules in response to the intensified market competition globally, partially offset by a decrease in the cost of raw materials due to the continued reduction of integrated production costs enabled by the Company’s industry-leading integrated cost structure.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2021 was RMB149.1 million (US$22.8 million), compared with RMB71.6 million in the fourth quarter of 2020 and RMB732.7 million in the first quarter of 2020.

Operating margin was 1.9% in the first quarter of 2021, compared with 0.8% in the fourth quarter of 2020 and 8.6% in the first quarter of 2020.

Total operating expenses in the first quarter of 2021 were RMB1.21 billion (US$184.6 million), a decrease of 15.8% from RMB1.44 billion in the fourth quarter of 2020 and an increase of 30.9% from RMB924.2 million in the first quarter of 2020. The sequential decrease was mainly attributable to a decrease in disposal and impairment loss on property, plant and equipment. The year-over-year increase was mainly attributable to (i) an increase of the impairment loss in the first quarter of 2021 on an overseas solar power project to be disposed in the amount of RMB123.4 million based on market quotation as a result of the Company’s non-compete commitment to JinkoPower Group to dispose its existing solar power projects, and (ii) reversal of a previous bad debt provision in the first quarter of 2020 upon cash receipt of RMB52.5 million (US$7.4 million) based on final judgement for the lawsuits with Wuxi Zhongcai.

Total operating expenses accounted for 15.2% (or 13.7% excluding impairment loss) of total revenues in the first quarter of 2021, compared to 15.2% (or 14.0% excluding impairment loss) in the fourth quarter of 2020 and 10.9% in the first quarter of 2020.

Interest Expense, Net

Net interest expense in the first quarter of 2021 was RMB156.5 million (US$23.9 million), an increase of 35.9% from RMB115.2 million in the fourth quarter of 2020 and an increase of 44.1% from RMB108.6 million in the first quarter of 2020. The sequential increase was mainly due to a decrease in interest income. The year-over-year increase was mainly due to an increase in interest expense, as the Company’s interest-bearing debts increased.

Subsidy Income

Subsidy income in the first quarter of 2021 was RMB130.3 million (US$19.9 million), compared with RMB109.7 million in the fourth quarter of 2020 and RMB5.1 million in the first quarter of 2020.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB26.6 million (US$4.1 million) in the first quarter of 2021, compared to a net exchange loss of RMB47.9 million in the fourth quarter of 2020 and a net exchange loss of RMB106.8 million in the first quarter of 2020. The net exchange loss was mainly due to the exchange rate fluctuation of the US dollars against the RMB in the first quarter of 2021.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a gain from a change in fair value of the Notes of RMB414.9 million (US$63.3 million) in the first quarter of 2021, compared to a loss of RMB685.4 million in the fourth quarter of 2020 and a gain of RMB166.2 million in the first quarter of 2020. The change was primarily due to a decrease in the Company’s stock price in the first quarter of 2021. In the first quarter of 2021, 3,281,244 ordinary shares were converted with the principal amount of USD 15.8 million.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a loss from a change in fair value of the call option of RMB235.8 million (US$36.0 million) in the first quarter of 2021, compared to a gain of RMB257.8 million in the fourth quarter of 2020 and a loss of RMB100.2 million in the first quarter of 2020. The change was primarily due to a decrease in the Company’s stock price in the first quarter of 2021.

Equity in Earnings/(loss) of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in gain of affiliated companies of RMB43.4 million (US$6.6 million) in the first quarter of 2021, compared with a gain of RMB19.9 million in the fourth quarter of 2020 and a loss of RMB101.5 million in the first quarter of 2020. The gain primarily arose from interest rate swap recorded by the equity affiliate due to an increase in long-term interest rates in the first quarter of 2021. Hedge accounting was not applied for the derivative.

Income Tax Benefit/(expenses)

The Company recorded an income tax expense of RMB52.2 million (US$8.0 million) in the first quarter of 2021, compared with an income tax benefit of RMB23.1 million in the fourth quarter of 2020 and an income tax expense of RMB109.5 million in the first quarter of 2020.

Net Income/(loss) and Earnings/(loss) per Share

Net income/(loss) attributable to the Company’s ordinary shareholders was RMB221.1 million (US$33.7 million) in the first quarter of 2021, compared with net income/(loss) attributable to the Company’s ordinary shareholders of RMB(377.0) million in the fourth quarter of 2020 and RMB282.4 million in the first quarter of 2020.

Basic and diluted earnings/(loss) per ordinary share were RMB1.16 (US$0.18) and RMB(0.90) (US$(0.14)), respectively, during the first quarter of 2021, compared to RMB(2.08) and RMB(3.60), respectively, in the fourth quarter of 2020, and RMB1.58 and RMB0.67, respectively, in the first quarter of 2020. As each ADS represents four ordinary shares, this translates into basic and diluted earnings/(loss) per ADS of RMB4.64 (US$0.71) and RMB(3.61) (US$(0.55)), respectively in the first quarter of 2021; RMB(8.32) and RMB(14.40), respectively, in the fourth quarter of 2020; and RMB6.32 and RMB2.67, respectively, in the first quarter of 2020. The difference between basic earning and diluted loss per share in the first quarter of 2021 was mainly due to the dilutive impact of convertible senior notes.

Non-GAAP net income attributable to the Company's ordinary shareholders in the first quarter of 2021 was RMB49.3 million (US$7.5 million), compared with RMB33.4 million in the fourth quarter of 2020 and RMB227.5 million in the first quarter of 2020.

Non-GAAP basic and diluted earnings per ordinary share were RMB0.26 (US$0.04) and RMB0.24 (US$0.04), respectively, during the first quarter of 2021; both RMB0.19 in the fourth quarter of 2020, and RMB1.27 and RMB1.15 respectively, in the first quarter of 2020. This translates into non-GAAP basic and diluted earnings per ADS of RMB1.04 (US$0.16) and RMB0.96 (US$0.15), respectively, in the first quarter of 2021; both RMB0.74 in the fourth quarter of 2020, and RMB5.09 and RMB4.59, respectively, in the first quarter of 2020.

Because of the dilutive impact of call option arrangement during the fourth quarter of 2020, potential shares underlying the call option arrangement were removed from weighted average number of ordinary shares outstanding since their issuance date, and changes in income of the assumed exercise of call option, including the change in fair value of the call option, foreign exchange gain /(loss) on the call option, and the issuance costs of the call option were also recorded as the adjustment to the Company’s consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders. Under that situation, the Company implemented the same denominator for both non-GAAP basic and dilutive earnings per ordinary share.

Financial Position

As of March 31, 2021, the Company had RMB7.04 billion (US$1.07 billion) in cash and cash equivalents and restricted cash, compared with RMB8.07 billion as of December 31, 2020.

As of March 31, 2021, the Company’s accounts receivables due from third parties were RMB4.59 billion (US$700.3 million), compared with RMB4.53 billion as of December 31, 2020.

As of March 31, 2021, the Company’s inventories were RMB9.10 billion (US$1.39 billion), compared with RMB8.38 billion as of December 31, 2020.

As of March 31, 2021, the Company's total interest-bearing debts were RMB17.48 billion (US$2.67 billion), of which RMB458.5 million (US$70.0 million) was related to the Company’s overseas downstream solar projects, compared with RMB18.28 billion, of which RMB748.8 million was related to the Company’s overseas downstream solar projects as of December 31, 2020.

First Quarter 2021 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments in the first quarter of 2021 were 5,354 MW, including 4,562 MW for solar module shipments and 792 MW for cell and wafer shipments.

Solar Products Production Capacity

As of March 31, 2021, the Company's in-house annual mono wafer, solar cell and solar module production capacity was 22 GW, 11.5 GW (940 MW for N type cells) and 31 GW, respectively.

Operations and Business Outlook

We remain optimistic about global installation demand and expect the imbalance of upstream and downstream demand to stabilize in the second half of 2021, which will in turn drive up demand. We are well positioned to navigate through supply chain volatility and continue to manage market risks by fine-tuning our operations and shipment deliveries in 2021.

Second Quarter and Full Year 2021 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the second quarter of 2021, the Company expects total shipments to be in the range of 5.1 GW to 5.3 GW (solar module shipments to be in the range of 4.0 GW to 4.2 GW). Total revenue for the second quarter is expected to be in the range of US$1.2 billion to US$1.25 billion. Gross margin for the second quarter is expected to be between 12% and 15%.

For full year 2021, the Company estimates total shipments (including solar modules, cells and wafers) to be in the range of 25 GW to 30 GW.

Solar Products Production Capacity

Taking into account this year's supply chain and market conditions, Jinkosolar has adjusted its capacity expansion plan and currently expects its annual mono wafer, solar cell and solar module production capacity to reach 30 GW, 24 GW (including 940 MW N-type cells) and 33 GW, respectively, by the end of 2021, from previous guidance of 33 GW, 27 GW, 37 GW, respectively.

Recent Business Developments

•	In February 2021, JinkoSolar became the first international solar company to have signed on to the Global Framework Principles for Decarbonizing Heavy Industry, as part of its efforts to continue supporting the decarbonization of the heavy industry sector in favor of a transition towards clean energy.
•	In March 2021, JinkoSolar's R&D Center module laboratory obtained satisfactory results in the latest national assessment of PV Modules Testing Accuracy.
•	In March 2021, JinkoSolar was recognized as "Overall High Achiever" in the 2020 PV Module Index Report published by the Renewable Energy Testing Center (RETC).

•	In March 2021, JinkoSolar launched a new series of ultra-efficient Tiger Pro modules with higher power capacity targeted for distributed generation market.
•	In April 2021, JinkoSolar joined the United Nations (U.N.) Global Compact, the world's largest corporate sustainability initiative. Under the U.N. Global Compact, signatories are encouraged to align their operations and strategies with key principles.
•	In April 2021, JinkoSolar won the award for "Asia's Best Employer" for the third consecutive year.
•	In April 2021, JinkoSolar won the 7th All Quality Matters Award for Green Module Efficiency at the Solar Congress 2021 held by TÜV Rheinland.
•	In May 2021, JinkoSolar officially updated its new value-based strategy to redefine the incorporation of principles, social responsibility and profitability.
•	In May 2021, JinkoSolar was awarded Top 1 Prestigious Module PV Brand in Vietnamese Market 2020 voting jointly organized by the National Steering Committee for electricity Development of Vietnam, the Ministry of Industry and Trade (MOIT), and Vietnam Energy Magazine.
•	In May 2021, JinkoSolar received the award for Best HR Strategy of the Year at the Energy HR Summit India 2021.
•	In May 2021, Mr. Mengmeng (Pan) Li became the new chief financial officer of the Company as Mr. Haiyun (Charlie) Cao resigned as chief financial officer of the Company.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, June 25, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	17652347#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, July 2, 2021. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319340829#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 22 GW for mono wafers, 11.5 GW for solar cells, and 31 GW for solar modules, as of March 31, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of March 31, 2021.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and call option:

•	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2021, which was RMB6.5518 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21- 5180-8777 ext.7806
Email: ir@jinkosolar.com

Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB‘000	RMB’000	RMB‘000	USD’000
Revenues from third parties	8,431,213	9,418,979	7,940,050	1,211,888

Revenues from related parties	52,710	5,599	544	83

Total revenues	8,483,923	9,424,578	7,940,594	1,211,971

Cost of revenues	(6,827,045)	(7,917,667)	(6,582,222)	(1,004,643)

Gross profit	1,656,878	1,506,911	1,358,372	207,328

Operating expenses:
Selling and marketing	(613,821)	(652,751)	(614,856)	(93,846)
General and administrative	(238,594)	(531,097)	(363,872)	(55,538)
Research and development	(71,784)	(137,320)	(107,144)	(16,353)
Impairment of long-lived assets	-	(114,168)	(123,405)	(18,835)
Total operating expenses	(924,199)	(1,435,336)	(1,209,277)	(184,572)

Income from operations	732,679	71,575	149,095	22,756
Interest expenses, net	(108,613)	(115,161)	(156,535)	(23,892)
Subsidy income	5,061	109,702	130,315	19,889
Exchange (loss)/gain	10,951	(223,439)	(71,543)	(10,919)
Change in fair value of interest rate swap	(78,878)	-	-	-
Change in fair value of foreign exchange derivatives	(117,787)	175,521	44,904	6,854
Change in fair value of convertible senior notes and call option	65,990	(427,624)	179,104	27,337
Other income/(expense), net	(2,187)	3,762	3,239	494
Income/(loss) before income taxes	507,216	(405,664)	278,579	42,519
Income tax (expenses)/benefit	(109,520)	23,089	(52,210)	(7,969)
Equity in earnings/(loss) of affiliated companies	(101,527)	19,906	43,448	6,631
Net income/(loss)	296,169	(362,669)	269,817	41,181
Less: Net income attributable to non-controlling interests	13,728	14,282	48,725	7,437
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	282,441	(376,951)	221,092	33,744

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.58	(2.08)	1.16	0.18
Diluted	0.67	(3.60)	(0.90)	(0.14)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	6.32	(8.32)	4.64	0.71
Diluted	2.67	(14.40)	(3.61)	(0.55)

Weighted average ordinary shares outstanding:
Basic	178,743,903	181,285,886	190,427,792	190,427,792
Diluted	198,081,276	173,785,886	205,142,801	205,142,801

Weighted average ADS outstanding:
Basic	44,685,976	45,321,472	47,606,948	47,606,948
Diluted	49,520,319	43,446,472	51,285,700	51,285,700

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income/(loss)	296,169	(362,669)	269,817	41,181
Other comprehensive income/(loss):
-Foreign currency translation adjustments	45,040	(187,456)	89,001	13,584
-Change in the instrument-specific credit risk	39,202	71,330	22,638	3,455
Comprehensive income/(loss)	380,411	(478,795)	381,456	58,220
Less: Comprehensive income attributable to non-controlling interests	13,728	14,282	48,725	7,437
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	366,683	(493,077)	332,731	50,783

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to ordinary shareholders	282,441	(376,951)	221,092	33,744

Change in fair value of convertible senior notes and call option	(65,990)	427,624	(179,104)	(27,337)

Net interest expenses of convertible senior notes and call option	6,128	6,535	5,423	828

Exchange loss/(gain) on convertible senior notes and call option	4,664	(23,816)	1,785	272

Stock-based compensation expense	249	56	84	13

Non-GAAP net income attributable to ordinary shareholders	227,492	33,448	49,280	7,520

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	1.27	0.19	0.26	0.04
Diluted	1.15	0.19	0.24	0.04

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	5.09	0.74	1.04	0.16
Diluted	4.59	0.74	0.96	0.15

Non-GAAP weighted average ordinary shares outstanding
Basic	178,743,903	181,285,886	190,427,792	190,427,792
Diluted	198,081,276	181,285,886	205,142,801	205,142,801

Non-GAAP weighted average ADS outstanding
Basic	44,685,976	45,321,472	47,606,948	47,606,948
Diluted	49,520,319	45,321,472	51,285,700	51,285,700

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2020	March 31, 2021
	RMB’000	RMB‘000	USD‘000
ASSETS
Current assets:
Cash and cash equivalents	7,481,678	6,131,281	935,816
Restricted cash	593,094	910,790	139,014
Restricted short-term investments	6,400,637	6,861,314	1,047,241
Short-term investments	570,000	720,000	109,893
Accounts receivable, net - related parties	410,358	306,197	46,735
Accounts receivable, net - third parties	4,534,758	4,588,124	700,285
Notes receivable, net - related parties	33,001	524	80
Notes receivable, net - third parties	1,051,561	1,089,179	166,241
Advances to suppliers, net - third parties	1,002,613	1,403,042	214,146
Inventories, net	8,376,936	9,104,790	1,389,662
Forward contract receivables	183,146	92,629	14,138
Prepayments and other current assets, net - related parties	23,756	26,239	4,005
Prepayments and other current assets, net	3,020,592	2,819,432	430,329
Total current assets	33,682,130	34,053,541	5,197,585

Non-current assets:
Restricted cash	1,389,194	1,350,668	206,152
Accounts receivable, net - third parties	26,405	26,835	4,096
Project Assets	645,355	529,903	80,879
Long-term investments	194,258	218,439	33,340
Property, plant and equipment, net	12,455,444	13,601,945	2,076,062
Land use rights, net	760,962	776,107	118,457
Intangible assets, net	35,838	35,594	5,433
Financing lease right-of-use assets, net	829,122	774,781	118,255
Operating lease right-of-use assets, net	316,512	299,910	45,775
Deferred tax assets	255,107	255,107	38,937
Call Option - concurrent with issuance of convertible senior notes	756,929	419,497	64,028
Other assets, net - related parties	107,319	88,934	13,574
Other assets, net - third parties	1,777,799	2,369,571	361,667
Total non-current assets	19,550,244	20,747,291	3,166,655

Total assets	53,232,374	54,800,832	8,364,240

LIABILITIES
Current liabilities:
Accounts payable - related parties	14,114	10,861	1,658
Accounts payable - third parties	4,436,495	4,583,676	699,606
Notes payable - third parties	9,334,876	10,674,734	1,629,283
Accrued payroll and welfare expenses	995,054	900,995	137,519
Advances from third parties	2,451,495	2,979,143	454,706
Income tax payable	73,720	98,737	15,070
Other payables and accruals	3,408,391	2,994,841	457,100
Other payables due to related parties	71,515	3,716	567
Forward contract payables	17,895	22,345	3,411
Convertible senior notes - current	1,831,612	1,042,943	159,184
Financing lease liabilities - current	272,330	231,888	35,393
Operating lease liabilities - current	48,244	47,925	7,315
Short-term borrowings from third parties, including current portion of long-term bank borrowings	8,238,531	8,314,861	1,269,096
Guarantee liabilities to related parties	22,519	22,092	3,372
Total current liabilities	31,216,791	31,928,757	4,873,280

Non-current liabilities:
Long-term borrowings	7,301,536	7,303,187	1,114,684
Accrued warranty costs - non current	769,332	765,499	116,838
Financing lease liabilities	313,088	271,093	41,377
Operating lease liabilities	277,239	268,066	40,915
Deferred tax liability	328,713	328,713	50,171
Long-term Payables	97	176,813	26,987
Guarantee liabilities to related parties - non current	34,812	31,817	4,856
Total non-current liabilities	9,024,817	9,145,188	1,395,828

Total liabilities	40,241,608	41,073,945	6,269,108

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 190,380,309 and 193,661,553 shares issued as of December 31, 2020 and March 31, 2021, respectively)	26	26	4
Additional paid-in capital	5,251,245	5,605,911	855,629
Statutory reserves	692,009	692,009	105,621
Accumulated other comprehensive income	(128,615)	(16,977)	(2,591)
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2020 and March 31, 2021	(43,170)	(43,170)	(6,589)
Accumulated retained earnings	4,216,353	4,437,445	677,286

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,987,848	10,675,244	1,629,360

Non-controlling interests	3,002,918	3,051,643	465,772

Total liabilities and shareholders' equity	53,232,374	54,800,832	8,364,240